Filed by SunTrust Banks, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wachovia Corporation
Commission File No. 1-9021

Date: July 25, 2001

The following is an advertisement which ran in The Wall Street Journal, The New York Times and various east coast publications today.

WACHOVIA SHAREHOLDERS:

A vote against the

First Union merger is a

win-win-win.

Late last week, the North Carolina Business Court found that Wachovia's Directors violated their fiduciary duties to you by permitting First Union to include a coercive non-termination provision in the merger agreement. This provision was thrown out by the Court, freeing Wachovia to negotiate a sale to any party the day shareholders reject the First Union merger.

It is evident to us that, one way or another, Wachovia will be sold. So don't cut the process short on August 3rd. As we see it, voting down the First Union merger is a pure "win-win-win" situation which preserves all your choices — and your opportunity to receive maximum value for your Wachovia shares:

Wachovia is sold to SunTrust at a price currently $860 million higher than First Union's price.
Wachovia is sold to First Union at a renegotiated higher price.
Wachovia is sold to another major financial institution paying more than either SunTrust or First Union.

To protect the value of your investment, vote AGAINST the First Union merger.

Please sign, date and return the BLUE proxy card today.

If you have questions or need assistance voting your shares, please call INNISFREE M&A Incorporated toll-free at 877-750-9501.

[SUNTRUST LOGO]

www.suntrustwachoviaproposal.com  •  1-800-480-5772

Note: Based on July 24, 2001 closing prices, SunTrust's merger proposal represents an aggregate premium to Wachovia shareholders of approximately $860 million over the implied value of the proposed First Union merger.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet Web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-230-5392).